

August 12, 2010

By U.S. Mail and facsimile to 212-202-5295

Mr. Yujun Hu
Chief Executive Officer
Acorn International, Inc.
18th Floor 20th Building
487 Tianlin Road
Shanghai, China 200233

> **Re:** **Acorn International, Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed May 6, 2010**
> **File No. 1-33429**

Dear Mr. Hu:

We have reviewed your supplemental response letter dated July 29, 2010 and have the following comments.

Form 20-F for the year ended December 31, 2009

Financial Statements and Notes
5.Short-term and long-term investments, page F-27

1.   We note your response to comment 16 of our letter dated July 14, 2010. Please disclose to state that the prior accounting treatment of the embedded derivative contained within the debt host is an accounting error and that their impact on the prior periods' financial statements is immaterial based on SAB Topics 1M and 1N.

2.   We note your response to comment 19 of our letter dated July 14, 2010 and the proposed revised disclosure. In this regard, the journal entries you provided suggest a negative value or credit for your debt host investment upon inception. However, your disclosures in Note 5 on page F-28 indicated the debt host investment has positive fair values for all periods presented. Please explain.

Exhibit 12

3.   We note your response to comment 23 of our letter dated July 14, 2010. Please
        amend your Form 20-F as we previously requested. In this regard, please file a
        Form 20-F/A which contains a cover page, explanatory note, full Item 15T
        disclosures, financial statements, signature page, and revised certifications.
        Please refer to Question 246.13 of our Compliance & Disclosure Interpretations
        located at http://sec.gov/divisions/corpfin/guidance/regs-kinterp.htm for guidance.

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendments to expedite our review. Please furnish
a cover letter with your amendments that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please submit your cover letter over EDGAR. Please understand that we may have
additional comments after reviewing your amendments and responses to our comments.

        You may contact Robert Babula, Staff Accountant, at 202-551-3339 if you have
questions regarding comments on the financial statements and related matters. Please
contact me at 202-551-3377 with any other questions.

                                                Sincerely,

                                                Andrew Mew
                                                Accounting Branch Chief